Exhibit 1.01 Conflict Minerals Report

Espey Mfg. and Electronics Corp.

Conflict Minerals Report

For The Year Ended December 31, 2014

This Conflict Minerals Report for Espey Mfg. and Electronics Corp. for the year ended December 31, 2014 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the Rule). For the purpose of the required Reasonable Country of Origin Inquiry (RCOI), Espey continued to receive supply chain responses through December 31, 2014. The Rule was adopted by the Securities and Exchange Commission (SEC) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (Dodd-Frank Act). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. Conflict Minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (3TG) for the purposes of this assessment.

Company Overview

This disclosure has been prepared by management of Espey Mfg. and Electronics Corp., (herein referred to as “Espey” the “Company,” “we,” “us,” or “our”). Espey is a Power Electronics Design and Original Equipment Manufacturing (OEM) company with a long history of developing and delivering highly reliable products for use in military and severe environment applications. All design, manufacturing, and testing is performed in our 150,000+ square foot facility located at 233 Ballston Ave, Saratoga Springs, New York.

Products Overview

During the reporting period from January 1, 2014 to December 31, 2014, we identified the following products that may contain conflict minerals:

Power Supplies, Power Converters, Filters, Power Transformers, Magnetic Components, Power Distribution Equipment, UPS Systems, and High Power Radar Systems.

Reasonable Country of Origin Inquiry - Due Diligence Process

In conducting our RCOI, we sent letters to our current suppliers that provide components or engage in manufacturing activities that are likely to contain conflict minerals explaining the rules and requesting that they forward us their completed Conflict Materials Reporting Template (the “CMRT”), an industry-standard template for conflict mineral reporting template developed by the Conflict-Free Sourcing Initiative. Attachments to this letter included the following:

•	Conflict Minerals Reporting Template CMRT3-01
•	A list of frequently asked questions to assist suppliers
•	Espey’s Conflict Minerals Policy
•	Conflict Minerals Definitions

In addition, Espey’s due diligence included utilizing the Organization for Economic Co-Operation and Development (“OECD”) Due Diligence Guidance informing our suppliers that they are expected to provide the sourcing information to Espey based on our Conflict Minerals Policy, Supplier Flowdowns, and Supplier Code of Conduct. Espey adopted the standard Conflict Minerals reporting templates established by the Conflict-Free Sourcing Initiative (CFSI), and launched our conflict minerals due diligence communication survey to these suppliers, who are suppliers to our product manufacturing in 2014.

Espey is continuing to develop policies and processes towards preventing the use of conflict minerals or derivative metals necessary to the functionality or production of our product(s) that finance or benefit armed groups in the Conflict Region. Espey is not knowingly procuring specified minerals that originate from facilities in the “Conflict Region” that are not certified as conflict free.

Espey will continue to conduct a reasonable country of origin inquiry with our supply base as part of our due diligence process. As part of this process, it is our intention to collect and evaluate supplier responses to an industry established conflict minerals reporting template.

Espey is expecting suppliers whose products contain conflict minerals to establish policies, due diligence frameworks, and management systems consistent with the Organization for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict- Affected and High Risk-Areas that are designed to accomplish this goal, and requiring their suppliers to do the same.

Espey is committed to ethical business conduct and the responsible sourcing of materials through its approved supplier base and will continue its due diligence processes, including driving accountability within our supply chain.

Espey believes in establishing and maintaining long-term relationships with suppliers whenever possible. However, if we determine that any supplier is, or a reasonable risk exists that it may be, violating this policy, then we will require the supplier to commit to devise and undertake suitable corrective action to move to a conflict free source. If suitable action is not taken, we will look to alternative sources for the product. If we determine that any of the components of our products contain minerals from a mine or facility that is “non-conflict free”, we will work towards transitioning to products that are “conflict free”. Espey intends to fully disclose and comply with all reporting requirements.

Espey’s Management System

Espey has established a management system for complying with the applicable rules. Our management team is led by our Director of Supply Chain Operations, and includes a team of subject matter experts from relevant functions such as, purchasing, quality assurance and manufacturing. The Director of Supply Chain Operations is responsible for implementing our conflict minerals compliance strategy. Senior management is briefed about the results of our due diligence efforts on a regular basis. With respect to the OECD requirement to strengthen engagement with suppliers, Espey ensures that all Purchase Orders contain a flow-down statement requiring our suppliers certify that their products containing conflict minerals are not sourced from DRC or any adjoining country. Espey has established our due diligence compliance process and set forth documentation and a record maintenance mechanism to ensure the retaining of relevant documentation in a structured electronic database.

As we continue to enhance our due diligence program, we intend to take the following steps to continue to mitigate any possible risk that the necessary conflict minerals in our products could benefit armed groups in the DRC or adjoining countries:

-	Enhance supplier communication, training and escalation process to improve due diligence data accuracy and completion.

-	Continue to influence additional smelters to obtain CFS status through our supply chain, where possible.

-	Identify and assess risk in the supply chain. Espey does not have a direct relationship with 3TG smelters and refiners, nor do we perform direct audits of these entities that provide our supply chain the 3TG. Tracing materials back to their mine of origin is a complex aspect of responsible sourcing in our supply chain. By adopting methodology outlined by the CFSI’s joint industry programs and outreach initiatives and the requirement that our suppliers conform with the same standards that meets the OECD guidelines, we have determined that the smelters and refiners we gathered from our supply chain shall represent the most reasonable known mine of origin information available. Through this industry joint effort, we made reasonable determination of the mines or locations of origin of the 3TG in our supply chain. Espey also requested that all of our suppliers support the initiative by following the sourcing initiative and working to align their declared sources with the “Known” and “Conflict Free” lists of sourced metals.

Reasonable Country of Origin Inquiry (RCOI) and RCOI conclusion:

We conducted an analysis of our products related to SEC defined “conflict minerals”, which are tin, tantalum, tungsten, and gold (3TG) and based on Espey’s reasonable country of origin inquiry and after exercising due diligence, the Company is unable to determine whether or not some products qualify as DRC conflict free, and as a result, these products are “DRC conflict undeterminable” as defined in Item 1.0(d)(5) of Form SD.